SK Telecom Co., Ltd.
SK T-Tower
11, Eulgiro 2-Ga, Jung-gu, Seoul, Korea
September 10, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Larry Spirgel
                  Assistant Director
                  Division of Corporation Finance

Re:	SK Telecom Co., Ltd. Annual Report on Form 20-F for Fiscal Year Ended December 31, 2009
Dear Mr. Spirgel:
     Reference is made to your letter dated September 1, 2010 (the “Comment Letter”) addressed to SK Telecom Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on June 30, 2010. The Comment Letter specified that a response was to be provided within ten business days (that is, on or before September 15, 2010).
     In light of the national holiday week in mid-September in Korea, where the Company is headquartered, the Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed review and discussion of the comments raised by the Staff. The Company believes that it will be able to complete its initial review processes and provide responses to the Staff no later than September 30, 2010. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter on or before September 30, 2010.

     If you have any questions about this letter or require any further information, please contact me at 82-2-6100-1621, or the Company’s outside counsel, Greenberg Traurig, LLP, to the attention of Michael D. Helsel at (212) 801-6962 (fax: 212-805-9284) or Sun-Young Park at (212) 801-2246 (fax: 212-805-9246).

Sincerely,
/s/ Dong-Hyun Jang
Dong-Hyun Jang
Chief Financial Officer

cc:	Jonathan Groff Michael Helsel, Esq. Sun-Young Park, Esq.